File No. 69-409


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                  FORM U-3A-2/A

           Statement by Holding Company Claiming Exemption Under Rule
            U-3A-2 from the Provisions of the Public Utility Holding
                               Company Act of 1935

                      To Be Filed Annually Prior to March 1

                           EASTERN SYSTEMS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

                  Claimant:

                           Eastern Systems Corporation
                           414 Summers Street
                           Charleston, West Virginia  25301

                  The Claimant is a West Virginia corporation and a wholly owned subsidiary of Energy Corporation of America, a West Virginia corporation ("ECA"). It was incorporated to be a holding company for Mountaineer Gas Company.

                  Subsidiaries of the Claimant:

                  A.       Mountaineer Gas Company
                           414 Summers Street
                           Charleston, West Virginia  25301

                  Mountaineer Gas Company ("Mountaineer") is a West Virginia corporation, wholly owned by Claimant, engaged in the distribution of natural gas in the State of West Virginia through a 3,600 mile distribution system, principally in Charleston, Beckley, Huntington and Wheeling, West Virginia. Mountaineer is a public gas utility.


                           i.       Mountaineer Gas Services, Inc.
                                    414 Summers Street
                                    Charleston, West Virginia  25301

                           Mountaineer Gas Services, Inc. is a West
                  Virginia corporation, wholly owned by Mountaineer, engaged primarily in producing and marketing natural gas to Mountaineer.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

                           Oil and gas producing facilities at Mountaineer Gas
                  Services, Inc. are located in Kanawha, Cabell and Jackson Counties, West Virginia. These facilities include well head equipment, gas gathering lines and associated equipment and compression equipment.

                           The gas distribution facilities of Mountaineer cover
                  the main population centers of the State of West Virginia and include pipelines, regulators, meters and other equipment needed for distribution. Gas purchased from suppliers is received from interstate pipelines, including Columbia Gas Transmission Corporation and Tennessee Gas Pipeline, and other sources at points within the State of West Virginia. Suppliers include Equitable Resources Marketing Company, Coastal Gas Marketing, Texaco Gas Marketing, Cabot Oil & Gas Corporation, Noble Gas Marketing, Valero Gas Marketing, Eastern Marketing Corporation and Eastern American Energy Corporation.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural and manufactured gas distributed at retail.

                                      64,078,174 Mcf. of natural gas.

                  (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                                   None.

                  (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                                   None.

                  (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      25,850,642 Mcf. of natural gas.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                  (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                              Not applicable.

                  (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                              Not applicable.

                  (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                              Not applicable.

                  (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                              Not applicable.

                  (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                              Not applicable.

                                    EXHIBIT A

         A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.

                                    EXHIBIT B

         A Financial Data Schedule is attached hereto as Exhibit B.

                                    EXHIBIT C

                                 Not applicable.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 7th day of May, 1997.


                                    EASTERN SYSTEMS CORPORATION
                                         (Name of claimant)



                                    By: /s/ Richard L. Grant
                                        ---------------------
                                    Name:   Richard L. Grant
                                    Title:  President

CORPORATE SEAL

Attest:


 /s/ Michael S. Fletcher
---------------------------
Name:  Michael S. Fletcher
Title:  Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

John Mork
Eastern Systems Corporation
4643 South Ulster Street, Suite 1100
Denver, Colorado  80237

                                                                                                       Exhibit A

                                                        EASTERN SYSTEMS CORPORATION
                                                      CONSOLIDATING INCOME STATEMENTS
                                               For the Twelve Months Ended December 31, 1996
                                                                 Unaudited
---------------------------------------------------------------------------------------------------------------------

                                       Eastern       Mountaineer     Mountaineer                           Eastern
                                       Systems           Gas         Gas Services      Consolidating    Systems Corp.
                                     Corporation       Company            Inc.            Entries       Consolidated
                                     -----------    -------------    --------------    -------------    -------------
Revenues:
 Utility customer sales                        -    $ 171,923,145    $   7,837,691                 -    $ 179,760,836
 Utility transportation                        -        6,441,058          112,169                 -        6,553,227
 Oil and gas sales                             -                -        3,964,133                 -        3,964,133
                                     -----------    -------------    -------------     -------------    -------------
                                               -      178,364,203       11,913,993                 -      190,278,196
                                     -----------    -------------    -------------     -------------    -------------
Operating expenses:
 Utility gas purchases                         -      108,403,720        7,682,496                 -      116,086,216
 Operations & maintenance                      -       23,506,616                -                 -       23,506,616
 Lease operating                               -                -        1,119,642                 -        1,119,642
 Taxes other than income taxes                 -       14,944,818                -                 -       14,944,818
 Production taxes                              -                -          413,797                 -          413,797
 Utility depreciation                          -        5,982,629                -           844,008        6,826,637
 Depletion and depreciation                    -                -          609,854           147,167          757,021
                                     -----------    -------------    -------------     -------------    -------------
                                               -      152,837,783        9,825,789           991,175      163,654,747
                                     -----------    -------------    -------------     -------------    -------------
Income (Loss) from operations                  -       25,526,420        2,088,204          (991,175)      26,623,449

General and administrative            (1,572,643)     (15,140,203)        (486,372)          618,766      (16,580,452)
  expenses
Other income (expense), net                3,147         (277,102)          33,648            (2,642)        (242,949)
Equity in earnings/Dividend
 income from subsidiary                7,400,000          982,266                -        (8,382,266)               -
                                     -----------    -------------    -------------     -------------    -------------
Income (Loss) before interest
  expense                              5,830,504       11,091,381        1,635,480        (8,757,317)       9,800,048
Interest expense                       3,907,455        5,861,554                -          (151,272)       9,617,737
                                     -----------    -------------    -------------     -------------    -------------
Income (Loss) before income taxes      1,923,049        5,229,827        1,635,480        (8,606,045)         182,311
Provision (Benefit) for income
  taxes                               (2,190,780)       1,124,902          653,214           (89,511)        (502,175)
                                     -----------    -------------    -------------     -------------    -------------
Net income (loss)                    $ 4,113,829    $   4,104,925    $     982,266     ($  8,516,534)   $     684,486
                                     ===========    =============    =============     =============    =============

                                               EASTERN SYSTEMS CORPORATION
                                              CONSOLIDATING BALANCE SHEETS
                                                 As of December 31, 1996
                                                        Unaudited
---------------------------------------------------------------------------------------------------------------------

                                       Eastern       Mountaineer     Mountaineer                         Eastern
                                       Systems           Gas         Gas Services    Consolidating    Systems Corp.
                                     Corporation       Company            Inc.           Entries       Consolidated
                                     -----------    -------------    ------------    -------------    -------------

             ASSETS
Current assets:
 Cash                                $    35,477    ($   180,905)    $    157,733         $180,905     $    193,210
 Accounts receivable - customers               -       24,231,551       1,071,014                -       25,302,565
 Accounts receivable - affiliates      4,183,545          792,638         980,333                -        5,956,516
 Accrued utility revenues                      -       10,021,000               -                -       10,021,000
 Gas in storage, at average cost               -       16,863,619               -                -       16,863,619
 Materials and suppliers                       -        1,722,628               -                -        1,722,628
 Prepayments                                   -        8,114,938               -                -        8,114,938
 Income tax receivable                         -                -               -        5,205,161        5,205,161
 Deferred income taxes                   264,000        5,455,612               -                -        5,719,612
 Other                                         -           22,159          19,400                -           41,559
                                     -----------    -------------    ------------    -------------    -------------
   Total current assets                4,483,022       67,043,240       2,228,480        5,386,066       79,140,808
                                     -----------    -------------    ------------    -------------    -------------
Property, plant and equipment:
 Utility plant                                 -      229,383,733               -      (75,946,387)     153,437,346
 Oil and gas properties                        -                -       6,585,401         (138,395)       6,447,006
 Transmission plant                            -                -       5,413,029       (2,834,450)       2,578,579
 Accumulated depreciation,
 depletion and amortization                    -     (104,573,586)    (2,423,163)       96,953,499      (10,043,250)
                                     -----------    -------------    ------------    -------------    -------------
  Property, plant & equipment,
  net                                          -      124,810,147      9,575,267        18,034,267      152,419,681
                                     -----------    -------------    ------------    -------------    -------------
Deferred charges and other:
 Investment in subsidiary             64,091,184        9,525,863              -       (73,617,047)               -
 Other                                   581,055       22,100,573        400,000        (2,766,168)      20,315,460
                                     -----------    -------------    ------------    -------------    -------------
    Total other assets                64,672,239       31,626,436        400,000       (76,383,215)      20,315,460
                                     -----------    -------------    ------------    -------------    -------------
    Total assets                     $69,156,261    $ 223,479,823    $12,203,747     ($ 52,962,882)    $251,875,949
                                     -----------    -------------    ------------    -------------    -------------
        LIABILITIES AND
      STOCKHOLDERS' EQUITY

Current liabilities:
 Short-term borrowings                         -      $43,205,100              -                 -       $43,205,100
 Accounts payable                         22,935       14,465,668        634,430           180,905        15,303,938
 Accounts payable - affiliates                 -        2,399,704        792,638                 -         3,192,342
 Overrecovered gas costs                       -       10,755,562             -                  -        10,755,562
 Accrued taxes                           (41,328)      (2,357,660)       663,054         5,394,329         3,658,395
 Deferred income taxes                         -           73,951        (48,620)                -            25,331
 Other                                 1,594,653        7,036,629        265,247                 -         8,896,529
                                     -----------    -------------    ------------    -------------     -------------
    Total current liabilities          1,576,260       75,578,954      2,306,749         5,575,234        85,037,197
                                     -----------    -------------    ------------    -------------     -------------
Long-term and other liabilities:
 Long-term debt                       35,000,000       60,000,000              -                 -        95,000,000
 Deferred income taxes                         -       19,196,852              -         2,848,596        22,045,448
 Other                                         -        6,878,682        371,135         5,388,214        12,638,031
                                      -----------    -------------    ------------    -------------    -------------
    Total long-term and other
    liabilities                       35,000,000       86,075,534        371,135         8,236,810       129,683,479
                                     -----------    -------------    ------------    -------------     -------------
Stockholders' equity:
 Preferred stock                      35,000,000                -              -                 -        35,000,000
 Common stock                              1,000       29,617,560            100       (29,617,660)            1,000
 Additional paid-in capital                    -                -      7,372,861        (7,372,861)                -
 Retained earnings                    (2,421,999)      32,207,775      2,152,902       (29,784,405)        2,154,273
                                     -----------    -------------    ------------    -------------     -------------
    Total stockholders' equity        32,579,001       61,825,335      9,525,863       (66,774,926)       37,155,273
                                     -----------    -------------    ------------    -------------     -------------
Total liabilities and
stockholders' equity                 $69,155,261     $223,479,823    $12,203,747      ($52,962,882)     $251,875,949
                                     -----------    -------------    ------------    -------------     -------------

                                                                 Exhibit B

[ARTICLE] OPUR3

[PERIOD-TYPE]            YEAR
[FISCAL-YEAR-END]                       JUN-30-1997
[PERIOD-START]                          JAN-01-1996
[PERIOD-END]                            DEC-30-1996
[BOOK-VALUE]                               PER-BOOK
[TOTAL-ASSETS]                          251,875,949
[TOTAL-OPERATING-REVENUES]              190,278,196
[NET-INCOME]                                684,486